December 8, 2025

Ely Hirahoka
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150
Urbanizacion El Vivero Surco
Lima, Peru

       Re: Cementos Pacasmayo S.A.A.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 29, 2025
           File No. 001-35401
Dear Ely Hirahoka:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing